AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 MARCH 2021
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
HKD 300 million Fixed Rate Notes	Borrowing	13-Jan-21	21-Jan-21	21-Jan-22	HKD 300.00	CACIB
HKD 100 million Fixed Rate Notes	Borrowing	14-Jan-21	25-Jan-21	25-Jan-22	HKD 100.00	Barclays Capital
CNY 440 million Fixed Rate Notes	Borrowing	19-Jan-21	25-Jan-21	25-Jan-24	CNY 440.00	Standard Chartered Bank
HKD 200 million Fixed Rate Notes	Borrowing	20-Jan-21	01-Feb-21	04-Feb-22	HKD 200.00	Merrill Lynch International
USD 6 million KES Linked Fixed Rate Notes	Borrowing	21-Jan-21	01-Feb-21	01-Feb-23	USD 6.00	Merrill Lynch International
JPY 1 billion "Integrate Africa'' Powered Reverse Dual Currency Notes	Borrowing	26-Jan-21	16-Feb-21	01-Feb-36	JPY 1,000.00	Mizuho Inter. Plc
HKD 150 million Fixed Rate Notes	Borrowing	27-Jan-21	08-Feb-21	08-Feb-22	HKD 150.00	Morgan Stanley
HKD 120 million 'Feed Africa' Fixed Rate Notes	Borrowing	01-Feb-21	08-Feb-21	08-Feb-28	HKD 120.00	HSBC
HKD 300 million Fixed Rate Notes	Borrowing	04-Feb-21	17-Feb-21	17-Feb-22	HKD 300.00	Citigroup Global Market
IDR 20 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	Borrowing	16-Feb-21	25-Mar-21	26-Mar-26	IDR 20,000.00	CACIB
ZAR 435 million Fixed Rate Notes	Borrowing	17-Feb-21	24-Feb-21	24-Feb-28	ZAR 435.00	CACIB
JPY 100 million Callable FX-Linked Notes	Borrowing	22-Feb-21	10-Mar-21	01-Feb-51	JPY 100.00	JP Morgan
EUR 35 million Callable Notes	Borrowing	25-Feb-21	04-Mar-21	01-Feb-51	EUR 35.00	JP Morgan
UGX 18.5 billion Fixed Rate Notes	Borrowing	25-Feb-21	04-Mar-21	04-Mar-23	UGX 18,500.00	Standard Chartered Bank
ZAR 75 million 'Industrialize Africa' Fixed Rate Notes	Borrowing	11-Mar-21	23-Mar-21	24-Mar-25	ZAR 75.00	Daiwa Capital Markets
HKD 570 million Fixed Rate Notes	Borrowing	16-Mar-21	24-Mar-21	24-Mar-31	HKD 570.00	Standard Chartered Bank
USD 2.5 billion Global Bond 5-year 0.875%; MS+5bps; UST+13.5bps	Borrowing	16-Mar-21	23-Mar-21	23-Mar-26	USD 2,500.00	Barclays, BMO, BNP Paribas, Goldman Sachs, Societe Generale
AUD 40 million Kangaroo 3.35% (S/Q Coupon matched Asset Swap + 26 bps) _Tap 5	Borrowing	18-Mar-21	25-Mar-21	08-Aug-28	AUD 40.00	JP Morgan
IDR 14.5 billion "Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	Borrowing	22-Mar-21	27-Apr-21	28-Apr-26	IDR 14,500.00	CACIB
USD 50 million Fixed Rate Notes	Borrowing	22-Mar-21	26-Mar-21	26-Mar-24	USD 50.00	BNP Paribas

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
AUD 50 million Fixed Rate Notes	12-Jan-11	20-Jan-11	20-Jan-21	AUD 50.00
GBP 150 million Single-Callable Fixed Rate Notes	17-Jan-17	23-Jan-17	23-Jan-21	GBP 150.00
GHS 45 million Currency Linked Notes	9-Jan-18	23-Jan-18	23-Jan-21	GHS 45.00
NGN 12.95 billion Fixed Rate Notes	10-Jul-14	10-Jul-14	1-Feb-21	NGN 12,950.00
IDR 23 billion Fixed Rate Notes	15-Dec-16	8-Feb-17	8-Feb-21	IDR 23,000.00
BRL 6 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	5-Jul-17	16-Aug-17	17-Feb-21	BRL 6.00
TRY 21 million Zero Coupon Notes	4-Jan-18	20-Feb-18	19-Feb-21	TRY 21.00
IDR 24 billion Fixed Rate Notes	22-Jan-18	27-Feb-18	26-Feb-21	IDR 24,000.00
USD 39.59 million Fixed Rate Notes	8-Mar-17	22-Mar-17	1-Mar-21	USD 39.59
IDR 23 billion Fixed Rate Notes	18-Jan-17	9-Mar-17	10-Mar-21	IDR 23,000.00
BRL 5.5 million Fixed Rate Notes	2-Feb-17	15-Mar-17	16-Mar-21	BRL 5.50
JPY 500 million non-Callable FX linked Notes	16-Nov-00	4-Dec-00	22-Mar-21	JPY 500.00
USD 2 billion Global Benchmark Fixed Rate Notes	14-Mar-18	22-Mar-18	22-Mar-21	USD 2,000.00
JPY 1 billion HRDC non-Callable FX linked Notes	24-Apr-01	15-May-01	25-Mar-21	JPY 1,000.00
ZAR 23 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	2-Mar-17	29-Mar-17	30-Mar-21	ZAR 23.00
HKD 300 million Fixed Rate Notes	3-Jan-20	10-Jan-20	10-Jan-21	HKD 300.00
RUB 1.2 billion Fixed Rate Notes	8-Jan-20	21-Jan-20	21-Jan-21	RUB 1,200.00
RUB 1.9 billion Fixed Rate Notes - Tap 1	22-Jan-20	29-Jan-20	21-Jan-21	RUB 1,900.00
CNH 250 million Fixed Rate Notes	15-Jan-20	22-Jan-20	22-Jan-21	CNH 250.00
RUB 2.25 billion 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	16-Jan-20	29-Jan-20	29-Jan-21	RUB 2,250.00
TRY 350 million Fixed Rate Notes	14-Feb-20	24-Feb-20	24-Feb-21	TRY 350.00
TRY 300 million Fixed Rate Notes	20-Feb-20	26-Feb-20	26-Feb-21	TRY 300.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 March 2021.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer